Exhibit 99.5

EXPLANATORY STATEMENT

This explanatory statement is made in respect of the common draft terms for a merger prepared by Klépierre S.A. (Klépierre) and Corio N.V. (Corio) dated 24 October 2014 (the Merger Proposal), which provides for a statutory cross-border merger (grensoverschrijdende fusie) in accordance with the EU Directive 2005/56/EC of 26 October 2005 on cross-border mergers of limited liability companies, implemented for Dutch law purposes under Title 2.7 of the DCC and for French law purposes by Articles L. 236-25 et seq. of the French commercial code, with Corio being the disappearing company and Klépierre being the surviving company (the Merger).

This explanatory statement sets out the information required to be given by the management board of Corio pursuant to section 2:313 of the Dutch Civil Code. In addition to the information included in this explanatory statement and the Merger Proposal, shareholders are advised to review the ‘Document E’ made available to the public in connection with the Merger and the listing of the Klépierre ordinary shares to be issued in the context of the Merger, as well as the offer memorandum as prepared by Klépierre in connection with the recommended public exchange offer made by Klépierre for all issued and outstanding shares of Corio (the Offer). The Document E, the offer memorandum and other documentation relating to the Offer and the Merger are made available through the website of Klépierre (www.klepierre.com) and the website of Corio (www.corio-eu.com).

1.	Reasons for the Merger.

The reasons for the Merger are set out in paragraph 1 of the Merger Proposal.

2.	Expected consequences for the activities.

The activities of Corio will be combined with Klépierre’s activities.

3.	Explanation from a legal, economic and social point of view.

Legal:

The legal aspects of the Merger are set out in paragraphs 3 through 9 of the Merger Proposal.

Economic:

For the economic aspects of the merger reference is made to paragraph 1.2 of the Merger Proposal.

Social:

It is intended that existing redundancy and other arrangements and social plans made with the works councils of Corio Nederland B.V. and Corio Management B.V. and relevant trade unions are respected and not changed and that the existing employee consultation structure and advice and consent rights of employee representative bodies will be respected. Subject to Klépierre’s review, in the ordinary course of business, the existing rights, benefits and incentives of the employees of the Corio group are expected to be respected, including existing rights, benefits and incentives under their individual employment agreements, collective labour agreements and social plans.

4.	Valuation methods.

4.1	Consideration for the assets and liabilities transferred.

The payment for the assets and liabilities transferred and the Exchange Ratio were fixed by joint agreement between both companies. The Exchange Ratio means the number of Klépierre Shares equivalent to one Corio Share.

The reference prices are those of the last trading day prior to the date of announcement of the Offer, namely 28 July 2014.

4.2	Selected valuation methods.

In establishing the Exchange Ratio (see 4.4 below), the history and prospects of Corio were carefully considered, including analyses of historical financial information derived from Corio’s financial statements, market reports and press releases and the possible long-term developments in profitability, cash flows, and the balance sheet. The historical market valuation of the Corio Shares was also taken into account, as set out below.

The proposed Exchange Ratio was determined according to the following multicriteria analysis, based on the usual and appropriate valuation methods for the planned transaction:

•	an analysis of the closing prices and the corresponding liquidity of Klépierre and Corio from 29 July 2013 up to and including 28 July 2014, the last trading day prior to the Announcement Date (the “Reference Date”). Klépierre and Corio share prices are defined as being the volume-weighted average closing prices (“VWAP”) provided daily by Euronext Paris and Euronext Amsterdam, respectively.

•	an analysis of analysts’ twelve-month target prices;

•	an analysis of the reported EPRA NNNAV per share as of 31 December 2013 and 30 June 2014;

•	an analysis of the recurring net profit per share for the fiscal years ending 31 December 2014 and 31 December 2015.

The Exchange Ratio was determined as being the relationship of the value of the shareholders’ equity per share of Klépierre and Corio calculated based on the number of shares in circulation on 30 June 2014:

•	Klépierre: 199,470,340 shares (including 3,397,602 treasury shares as of 30 June 2014), on a non-diluted basis[1];

•	Corio: 100,776,951 shares (no treasury shares), on a non-diluted basis[2].

Between the date of the hereof and the date of the Merger, in order to comply with its obligations under the FBI regime, Corio intends to distribute, before the settlement of the Offer, dividends to its shareholders in order to comply with the FBI regime for the 2014 financial year and the period going from 1 January 2015 until the date of the Merger. As of this date, the amount of the estimated

[1]	2,200,778 dilutive instruments outstanding as of 30 June 2014 (stock option plans and free shares plans, each plan giving right to existing shares, in place for Klépierre executives and employees)
[2]	No dilutive instruments outstanding as of 30 June 2014

dividend to be distributed by Corio is 1.03 euro per Corio Share. This amount will be re-estimated and, if need be, adjusted, before distribution. In order to maintain an Exchange Ratio of 1.14 New Klépierre Shares for each Share, Klépierre will concurrently distribute to its shareholders, before the settlement of the Offer, an interim per share dividend with regards to the 2014 fiscal year corresponding to the per share dividend distributed by Corio divided by 1.14 (i.e. on the basis of the above estimated amount of 1.03 euro per Corio share, an interim dividend of 0.91 euro per Klépierre share).

Excluded valuation methods

The appreciation of the Exchange Ratio between Klépierre and Corio is based on a comparison of the relative weight of the two companies. A multicriteria approach based on indicators relating to stock prices, analysts target prices and of the main financial indicators has been retained.

In this context, the usual valuation methods are not applicable. For instance, the analogic valuation approach based on multiples of comparable listed companies or of multiples of comparable transactions will imply the application of the same multiples to the two companies, which would have given identical results to the exchange ratios obtained on the basis of these indicators.

4.3	Basis For The Calculation Of The Exchange Ratio.

•	Analysis of the closing prices and the corresponding liquidity

Klépierre’s shares are traded on the Euronext Paris regulated market under the Code ISIN FR0000121964. As of 30 June 2014, the free-floating represented about 44.50%3 of the total of the shareholders’ equity.

Corio’s shares are traded on the Euronext Amsterdam regulated market under the Code ISIN NL0000288967. As of 30 June 2014, the free-floating shares represented about 69.39%4 of the total of the shareholders’ equity.

The Exchange Ratio was analysed based on Klépierre and Corio share prices from 29 July 2013 up to and including 28 July 2014.

Klépierre and Corio share prices are defined as being the volume-weighted average closing prices (“VWAP”) provided daily by Euronext Paris and Euronext Amsterdam, respectively.

During this period, the volume-weighted average closing prices of Klépierre for the one (1), three (3), six (6), and twelve (12) month periods prior to and including the Reference Date were 37.22 euros, 35.86 euros, 34.13 euros, and 33.43 euros, respectively.

During this period, the volume-weighted average closing prices of Corio for the one (1), three (3), six (6), and twelve (12) month periods prior to and including the Reference Date were 36.76 euros, 36.41 euros, 34.53 euros, and 33.24 euros, respectively;

•	Analysis of analysts’ target prices

Analysts’ twelve-month target prices, as provided by Bloomberg on the Reference Date are 35.91 euros for Klépierre, and 34.40 euros for Corio

[3]	Free-float represents shares not held by Simon Property Group, BNP Paribas, APG and Klépierre (i.e. treasury shares)
[4]	Free-float represents shares not held by APG

•	Analysis of the reported EPRA NNNAV per share

The net asset value (NAV) method consists in calculating the value of equity per share by subtracting all contracted debts from the total of the assets as valued on the company’s balance sheet.

EPRA NAV is a measure of the fair value of net assets assuming a normal investment property company business model. Accordingly, there is an assumption of owning and operating investment property for the long term. For this reason, deferred taxes on property revaluations and the fair value of deferred tax liabilities are excluded as the investment property is not expected to be sold and the tax liability is not expected to materialize.

EPRA NNNAV: EPRA NNNAV (Triple Net Asset Value) is similar to EPRA NAV except it includes the fair value of deferred tax liabilities, debt, and financial instruments.

The reported EPRA NNNAV per share as of 31 December 2013 and 30 June 2014 are 29.9 euros and 28.7 euros, respectively for Klépierre, and 37.6 euros and 34.9 euros, respectively for Corio.5

•	Analysis of the recurring net profit per share

The analysis was conducted on the recurring net profit per share for the fiscal years ending 31 December 2014 and 31 December 2015.

Estimates for the fiscal year ending 31 December 2014 are based on guidance provided by Klépierre and Corio in the presentation of the transaction to investors on the date of announcement of the Offer range of 2.03 euros - 2.05 euros for Klépierre, and a range of 2.28 euros - 2.34 euros for Corio.

Estimates for the fiscal year ending 31 December 2015 are as provided by Bloomberg on the Reference Date. The results of such estimates are the following: 2.06 euros for Klépierre and 2.49 euros for Corio.

Share price references and EPRA NNNAV used in the multicriteria analysis are not adjusted for dividends paid by Klépierre on 14 April 2014 (1.55 euro per share) and by Corio on 23 April 2014 (2.13 euros per share).

4.4	Summary of valuation.

The following table summarizes the exchange ratios implied by the multicriteria analysis:

	Klépierre (EUR)	Corio (EUR)	Implied exchange ratio
Stock Market Prices
Closing price on the Reference Date	36.36	35.84	0.99x
1-month VWAP (a)	37.22	36.76	0.99x
3-month VWAP (a)	35.86	36.41	1.02x
6-month VWAP (a)	34.13	34.53	1.01x
12-month VWAP (a)	33.43	33.24	0.99x

5	EPRA NNNAV as of 30 June 2014 for Corio as provided on the date of announcement of the Offer

Target Price
Analysts’ consensus (b)	35.91	34.40	0.96x

Reported EPRA NNNAV per Share
31 December 2013	29.9	37.6	1.26x
30 June 2014 [10]	28.7	34.9	1.22x

Recurring Net Profit Per Share
FYE 31 December 2014 (c)	2.03 - 2.05	2.28 - 2.34	1.12x - 1.14x
FYE 31 December 2015 (b)	2.06	2.49	1.21x

Sources: Klépierre, Corio, Euronext, Bloomberg

(a)	Volume-weighted average closing prices for the selected periods ending on the Reference Date.
(b)	As provided by Bloomberg on the Reference Date.
(c)	As provided in the presentation of the transaction to investors on the date of announcement of the Offer.

4.5	Proposed Exchange Ratio.

The selected Exchange Ratio provides for the issue of 1.14 new Klépierre ordinary shares for 1 Corio ordinary shares, corresponding to a resulting parity of 1.14x.

The valuation methods used to determine the Exchange Ratio are considered appropriate valuation methods. The weight given to each respective method is deemed generally acceptable. No particular difficulties were encountered in relation to the valuation of Klépierre and Corio or the determination of the Exchange Ratio.

Date: 24 October 2014.

[Signature page follows:]

Management board of Corio N.V.

/s/ G.H.W. Groener	/s/ F.Y.M. Fontaine
G.H.W. Groener	F.Y.M. Fontaine

/s/ B.A. van der Klift
B.A. van der Klift